SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Energizer Resources Inc.

(Name of Issuer)

Common Stock, $0.001

(Title of Class of Securities)

29269X102

(CUSIP Number)

July 29, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 29269X102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Global Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 31,396,809 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 31,396,809 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,396,809 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%** (1)
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).
(1)	Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 29269X102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Advisory Services Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 31,396,809 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 31,396,809 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,396,809 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%** (1)
12	TYPE OF REPORTING PERSON* CO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).
(1)	Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 29269X102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Capital Participation Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,636,904 (1)
	6	SHARED VOTING POWER 31,396,809 (1)
	7	SOLE DISPOSITIVE POWER 8,636,904 (1)
	8	SHARED DISPOSITIVE POWER 31,396,809 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,033,713 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%** (1)
12	TYPE OF REPORTING PERSON* CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).
(1)	Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 29269X102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Capital Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 40,033,713 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 40,033,713 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,033,713 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%** (1)
12	TYPE OF REPORTING PERSON* CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).
(1)	Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 29269X102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Capital Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 40,033,713 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 40,033,713 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,033,713 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%** (1)
12	TYPE OF REPORTING PERSON* CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).
(1)	Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 29269X102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Deitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 40,033,713 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 40,033,713 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,033,713 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%** (1)
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).
(1)	Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, $0.001 (“Common Stock”), of Energizer Resources Inc., a Minnesota corporation (the “Issuer”), and is being filed on behalf of (i) VR Global Partners, L.P. (the “Fund”), a Cayman Islands exempted limited partnership, (ii) VR Advisory Services Ltd (“VR”), a Cayman Island exempted company, as the general partner of the Fund, (iii) VR Capital Participation Ltd. (“VRCP”), a Cayman Islands exempted company, as the sole shareholder of VR, (iv) VR Capital Group Ltd. (“VRCG”), a Cayman Islands exempted company, as the sole shareholder of VRCP, (v) VR Capital Holdings Ltd. (“VRCH”), a Cayman Islands exempted company, as the sole shareholder of VRCG and (vi) Richard Deitz, the principal of VR, VRCP, VRCG, VRCH (collectively with the Fund, VR, VRCP, VRCG and VRCH, the “Reporting Persons”). All shares of Common Stock are held by the Fund and VRCP.

Item 1(a)	Name of Issuer.

Energizer Resources Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

520 – 141 Adelaide Street West

Toronto, Ontario

Canada M5H 3L5

Item 2(a)	Name of Person Filing.

(i) VR Global Partners, L.P. (the “Fund”), (ii) VR Advisory Services Ltd (“VR”), (iii) VR Capital Participation Ltd. (“VRCP”), (iv) VR Capital Group Ltd. (“VRCG”), VR Capital Holdings Ltd. “VRCH”) and (iv) Richard Deitz.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For the Fund, VR, VRCP, VRCG and VRCH:

Dubai International Financial Centre

Gate Village 4, Suite 402

Dubai, United Arab Emirates

For Mr. Deitz:

Niddry Lodge, 51 Holland Street, First Floor

London W8 7JB

Item 2(c)	Citizenship or Place of Organization.

The Fund is a Cayman Islands exempted limited partnership. VR is a Cayman Islands exempted company. VRCP is a Cayman Islands exempted company. VRCG is a Cayman Islands exempted company. VRCH is a Cayman Islands exempted company. Mr. Deitz is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 (the “Common Stock”).

Item 2(e)	CUSIP Number.

29269X102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

For VR:

(a)  ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  ☒ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)   ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)  ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)  ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)   ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)   ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

For the Fund:

(a)-(c) As of Date	Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
July 29, 2013	6,121,880 (consisting of 4,639,309 shares of Common Stock and warrants exercisable to purchase 1,428,571 shares of Common Stock)	0	3.5%
January 7, 2014	27,745,880 (consisting of 19,067,309 shares of Common Stock and warrants exercisable to purchase 8,678,571 shares of Common Stock)	0	13.8%
August 27, 2014	25,943,880 (consisting of 17,265,309 shares of Common Stock and warrants exercisable to purchase 8,678,571 shares of Common Stock)	0	9.4%
December 31, 2014	26,395,809 (consisting of 19,145,809 shares of Common Stock and warrants exercisable to purchase 7,250,000 shares of Common Stock)	0	8.5%
December 28, 2015	31,396,809 (consisting of 22,479,809 shares of Common Stock and warrants exercisable to purchase 8,917,000 shares of Common Stock)	0	8.9%

For VR:

(a)-(c) As of Date	Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
July 29, 2013	0	6,121,880 (consisting of 4,639,309 shares of Common Stock and warrants exercisable to purchase 1,428,571 shares of Common Stock)	3.5%
January 7, 2014	0	27,745,880 (consisting of 19,067,309 shares of Common Stock and warrants exercisable to purchase 8,678,571 shares of Common Stock)	13.8%
August 27, 2014	0	25,943,880 (consisting of 17,265,309 shares of Common Stock and warrants exercisable to purchase 8,678,571 shares of Common Stock)	9.4%
December 31, 2014	0	26,395,809 (consisting of 19,145,809 shares of Common Stock and warrants exercisable to purchase 7,250,000 shares of Common Stock)	8.5%
December 28, 2015	0	31,396,809 (consisting of 22,479,809 shares of Common Stock and warrants exercisable to purchase 8,917,000 shares of Common Stock)	8.9%

For VRCP:

(a)-(c) As of Date	Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
July 29, 2013	2,976,189 (consisting of 2,261,904 shares of Common Stock and warrants exercisable to purchase 714,285 shares of Common Stock)	6,121,880 (consisting of 4,639,309 shares of Common Stock and warrants exercisable to purchase 1,428,571 shares of Common Stock)	5.1%
January 7, 2014	9,351,189 (consisting of 6,511,904 shares of Common Stock and warrants exercisable to purchase 2,839,285 shares of Common Stock)	27,745,880 (consisting of 19,067,309 shares of Common Stock and warrants exercisable to purchase 8,678,571 shares of Common Stock)	18.2%
August 27, 2014	9,351,189 (consisting of 6,511,904 shares of Common Stock and warrants exercisable to purchase 2,839,285 shares of Common Stock)	25,943,880 (consisting of 17,265,309 shares of Common Stock and warrants exercisable to purchase 8,678,571 shares of Common Stock)	12.8%
December 31, 2014	8,636,904 (consisting of 6,511,904 shares of Common Stock and warrants exercisable to purchase 2,125,000 shares of Common Stock)	26,395,809 (consisting of 19,145,809 shares of Common Stock and warrants exercisable to purchase 7,250,000 shares of Common Stock)	11.2%
December 28, 2015	8,636,904 (consisting of 6,511,904 shares of Common Stock and warrants exercisable to purchase 2,125,000 shares of Common Stock)	31,396,809 (consisting of 22,479,809 shares of Common Stock and warrants exercisable to purchase 8,917,000 shares of Common Stock)	11.3%

For VRCG:

(a)-(c) As of Date	Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
July 29, 2013	0	9,098,069 (consisting of 6,955,213 shares of Common Stock and warrants exercisable to purchase 2,142,856 shares of Common Stock)	5.1%
January 7, 2014	0	37,097,069 (consisting of 23,777,213 shares of Common Stock and warrants exercisable to purchase 11,517,856 shares of Common Stock)	18.2%
August 27, 2014	0	35,295,069 (consisting of 6,955,213 shares of Common Stock and warrants exercisable to purchase 2,142,856 shares of Common Stock)	12.8%
December 31, 2014	0	35,032,713 (consisting of 25,657,713 shares of Common Stock and warrants exercisable to purchase 9,375,000 shares of Common Stock)	11.2%
December 28, 2015	0	40,033,713 (consisting of 28,991,713 shares of Common Stock and warrants exercisable to purchase 11,042,000 shares of Common Stock)	11.3%

For VRCH:

(a)-(c) As of Date	Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
July 29, 2013	0	9,098,069 (consisting of 6,955,213 shares of Common Stock and warrants exercisable to purchase 2,142,856 shares of Common Stock)	5.1%
January 7, 2014	0	37,097,069 (consisting of 23,777,213 shares of Common Stock and warrants exercisable to purchase 11,517,856 shares of Common Stock)	18.2%
August 27, 2014	0	35,295,069 (consisting of 6,955,213 shares of Common Stock and warrants exercisable to purchase 2,142,856 shares of Common Stock)	12.8%
December 31, 2014	0	35,032,713 (consisting of 25,657,713 shares of Common Stock and warrants exercisable to purchase 9,375,000 shares of Common Stock)	11.2%
December 28, 2015	0	40,033,713 (consisting of 28,991,713 shares of Common Stock and warrants exercisable to purchase 11,042,000 shares of Common Stock)	11.3%

For Mr. Deitz:

(a)-(c) As of Date	Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
July 29, 2013	0	9,098,069 (consisting of 6,955,213 shares of Common Stock and warrants exercisable to purchase 2,142,856 shares of Common Stock)	5.1%
January 7, 2014	0	37,097,069 (consisting of 23,777,213 shares of Common Stock and warrants exercisable to purchase 11,517,856 shares of Common Stock)	18.2%
August 27, 2014	0	35,295,069 (consisting of 6,955,213 shares of Common Stock and warrants exercisable to purchase 2,142,856 shares of Common Stock)	12.8%
December 31, 2014	0	35,032,713 (consisting of 25,657,713 shares of Common Stock and warrants exercisable to purchase 9,375,000 shares of Common Stock)	11.2%
December 28, 2015	0	40,033,713 (consisting of 28,991,713 shares of Common Stock and warrants exercisable to purchase 11,042,000 shares of Common Stock)	11.3%

(1) The above percentages were computed using the 175,604,320, 192,554,321, 266,127,603, 303,484,670 and 344,135,668 publicly reported shares of Common Stock outstanding most recent previous report filed by the Issuer under the Securities Exchange Act of 1934, as amended, plus the shares issuable upon the exercise of the warrants then held by each of the Reporting Persons.

The filing of this Schedule 13G shall not be construed as an admission that VR, VRCP, VRCG, VRCH or Mr. Deitz is or was the beneficial owner of any of the Common Stock or warrants exercisable to purchase Common Stock of the Issuer purchased by the Fund. Pursuant to Rule 16a-1, VR, VRCP, VRCG, VRCH and Mr. Deitz disclaim such beneficial ownership except to the extent of its or his spective pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For VR, VRCP, VRCG, VRCH and Mr. Deitz:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For the Fund:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons dated as of December 29, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2015

VR Global Partners, L.P.

By: VR Advisory Services Ltd, its general partner

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Advisory Services Ltd

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Capital Participation Ltd.

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Capital Group Ltd.

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Capital Holdings Ltd.

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

/s/ Richard Deitz
Richard Deitz